EXHIBIT 99.4

Telkom SA Limited announces results of annual general meeting

Telkom SA Limited (Registration Number 1991/005476/06) ISIN ZAE000044897 JSE and NYSE Share Code TKG (“Telkom”)

TELKOM SA LIMITED’S RESULTS OF ANNUAL GENERAL MEETING

Telkom is pleased to announce that all the resolutions set out in the Notice of the Annual General Meeting dated 18 December 2003, were passed by the requisite number of shareholders at the Annual General Meeting held today.

Johannesburg 27 January 2004